September 20, 2021

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Western Uranium & Vanadium Corp. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2020
Filed April 15, 2021
File No. 000-55626

Ladies and Gentlemen:

We are writing to respond to the comments in your letter dated August 26, 2021 (the “Staff’s Letter”) with regard to your review of the Company’s annual report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K” or “10-K”) which we filed on April 15, 2021.

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s Letter. Page numbers referred to in the responses below reference the applicable pages of the Form 10-K. Capitalized terms used but not otherwise defined herein have the meanings given them in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2020

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 48

1.	Please expand your disclosure to include management’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2020, along with a statement as to whether or not it was found to be effective, and identify the framework used to evaluate effectiveness to comply with Item 308(a) of Regulation S-K.

The Company proposes to amend Section 9A of the 10-K to insert the following paragraph after the first paragraph under the heading, “Management’s Annual Report on Internal Control Over Financial Reporting”:

We carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2020, because a material weakness in internal control over financial reporting existed as of that date because of a lack of segregation of incompatible duties due to insufficient personnel. A material weakness is a deficiency or a combination of control deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Office of Energy and Transportation

September 17, 2021

Note 4 - Mineral Assets Equipment, and Kinetic Separation Intellectual Property and Other

Property, page F-15

2.	We understand from your disclosures on pages 1 and 17 that you acquired mining assets in Colorado, Wyoming, and Alaska, and the Kinetic Separation technology license along with the acquisition of Black Range Minerals Ltd. in September 2015.

You previously disclosed, along with your allocation of purchase price attributing $10.1 million to mineral properties and $9.5 million to the license, that the assets acquired in this transaction “consist principally of interests in a complex of uranium mines located in Colorado (the “Hansen-Taylor Complex”) and a 100% interest in a license expiring March 16, 2040 for ablation mining technologies and related patents....”

However, on page 28 you explain that none of these properties are operational and that an option to acquire an incremental 51% interest in mineral rights within the Hansen/Taylor Ranch Project expired in 2019. You indicate that no reserves have been established, that you have no exploration or mining plans for the properties, and have not verified, assessed or prepared any estimates of mineralization. On page 9, you also explain that you may not be able to realize benefits of the Kinetic Separation process due to uncertainties about an evolving regulatory framework, technological considerations, costs of equipment and support, and water requirements.

The disclosure on page F-11 indicates that you have nevertheless estimated future cash flows from the intellectual property and mineral assets as of December 31, 2020, and determined there was no impairment. Please explain how such estimates were formulated and adhere to the applicable accounting requirements, including FASB ASC 930-360-35. Please submit your underlying analysis of compliance, including details of the cash flows estimated and utilized in your assessment as of December 31, 2020.

Also submit a schedule showing your initial attribution of the purchase price to the mineral interests acquired, identify subsequent changes to those interests, and explain why the subsequent loss or relinquishment of interests would not have precipitated an adjustment to the carrying amount of the mineral properties. Provide a similar analysis of value ascribed to the technology license if there have been changes in the status of the patent and patent applications or subsequent findings or changes in circumstances that would diminish the utility of the processes or technology covered by the agreement.

Office of Energy and Transportation

September 17, 2021

The Company has separated this comment into three parts and will address each part below:

a.	We understand from your disclosures on pages 1 and 17 that you acquired mining assets in Colorado, Wyoming, and Alaska, and the Kinetic Separation technology license along with the acquisition of Black Range Minerals Ltd. in September 2015.

You previously disclosed, along with your allocation of purchase price attributing $10.1 million to mineral properties and $9.5 million to the license, that the assets acquired in this transaction “consist principally of interests in a complex of uranium mines located in Colorado (the “Hansen-Taylor Complex”) and a 100% interest in a license expiring March 16, 2040 for ablation mining technologies and related patents....”

However, on page 28 you explain that none of these properties are operational and that an option to acquire an incremental 51% interest in mineral rights within the Hansen/Taylor Ranch Project expired in 2019. You indicate that no reserves have been established, that you have no exploration or mining plans for the properties, and have not verified, assessed or prepared any estimates of mineralization. On page 9, you also explain that you may not be able to realize benefits of the Kinetic Separation process due to uncertainties about an evolving regulatory framework, technological considerations, costs of equipment and support, and water requirements.

The disclosure on page F-11 indicates that you have nevertheless estimated future cash flows from the intellectual property and mineral assets as of December 31, 2020, and determined there was no impairment. Please explain how such estimates were formulated and adhere to the applicable accounting requirements, including FASB ASC 930-360-35. Please submit your underlying analysis of compliance, including details of the cash flows estimated and utilized in your assessment as of December 31, 2020.

First, with regard to the risk factor disclosure noted by the Staff on page 9, the Company respectfully advises the Staff that the referenced risks have abated significantly since the risk factor was disclosed word-for-word in the 12/31/2016 10-K; and previously in the Company’s Form 10 filing.

When the Company originally acquired Kinetic Separation as part of its acquisition of Black Range Minerals on September 16, 2015, there was no established regulatory framework for utilizing the Kinetic Separation process on uranium-bearing ore. In addition, the Kinetic Separation production machine that the Company acquired from Black Range Minerals had not been fully constructed or commercially tested.

As disclosed in the 10-K on page 33 under “Infrastructure” and on page 39 under “Recent Developments – Kinetic Separation Licensing,” the Colorado Department of Public Health and Environment (“CDPHE”) subsequently issued a determination on December 1, 2016 that the Company’s proposed Kinetic Separation operations at the Sunday Mine must be regulated by the CDPHE as a milling operation with exceptions available for the benign nature of the residual waste rock. This determination provides the Company with a prescribed regulatory path forward that would allow the Company to use Kinetic Separation within the state of Colorado. Subsequently, the Company has continued to seek a more optimal determination that would allow the Company to use Kinetic Separation either inside a uranium mine or on the surface outside of the underground workings, rather than having to transport material to a milling facility for processing. Notably there is no regulatory framework needed for utilization on non-uranium bearing ore.

In addition, the Company subsequently completed construction of the first Kinetic Separation production machine and commercial scale testing, and has made significant improvements to the technology. As disclosed on page 33 of the 10-K under “Infrastructure,” the Company and the pre-acquisition company have conducted initial testing of Kinetic Separation, using the Kinetic Separation pilot plant to test several different samples of ore, including ore from the Sunday Mine Complex and the Hansen/Taylor Ranch properties. In all cases, the ore processed by Kinetic Separation removed waste rock thus concentrating the mineralization. The kinetically separated material consisted of a fraction of the original mass. The results of these tests have not yet been validated by a qualified person but have been quantified through pre-processing and post-processing assay.

Thus, the Company believes that, while there continue to be some risks associated with the Company’s implementation of Kinetic Separation, they are ordinary business risks that are not indicative of any impairment of the asset.

Because the risks as described on page 9 have abated, the Company proposes to amend the 10-K to include a revised version of this risk factor, as follows:

Our ability to realize anticipated benefits of the Kinetic Separation process is subject to uncertainties associated with that process.

In order to utilize Kinetic Separation to process uranium/vanadium bearing ore, there are uncertainties that must be addressed. Currently, to utilize Kinetic Separation the Company would need to either apply for its own milling license for a processing facility or arrange to utilize a third party’s mill, either of which would entail delays and associated costs. The Company and its regulatory counsel are continuing to seek an alternative path forward that would allow the Company to use Kinetic Separation either inside a uranium mine or on the surface outside of the underground workings to further reduce transportation costs. There is no assurance that such an alternative approach will be approved.

In addition, although the Company has conducted initial tests of its Kinetic Separation technology with what appear to be positive results, those results have not been validated by a qualified person.

In addition, the Company respectfully advises the Staff that, as of December 31, 2020, the Company prepared two tests in order to determine if there is impairment of a long-lived asset: (1) a recoverability test, where the Company measures the undiscounted cash flows of the asset over its useful life and compares it to its carrying value; and (2) a fair value test, where the Company measures the fair value of the asset and compares it to its carrying value. Only if both tests fail is an impairment recorded. If the recoverability test is passed, the fair value test is not required to be performed. In accordance with ASC 930-360-35, all cash flows included in the recoverability test are associated with value beyond proven and probable reserves.

In order to measure the recoverability of the mining assets and Kinetic Separation IP, the Company modeled out its cash flows for 20 years from the date of the analysis. The cash flows are modeled out for 20 years because that is the remaining term of the Company’s Kinetic Separation IP license. Given that the cash flows of the mining assets and Kinetic Separation IP are intermingled, the Company measured cash flows of (1) the mining assets without the use of Kinetic Separation and (2) the mining assets with the use of Kinetic Separation. The increment between the two models is considered to be the cash flows related to Kinetic Separation.

Office of Energy and Transportation

September 17, 2021

The Company modeled out 12 different scenarios and assigned probabilities to each scenario. The scenarios were a mix of (a) where Kinetic Separation would be permitted to be performed by the Company’s regulators and (b) different price forecasts, as follows:

Permitting→ Price ↓	Kinetic Separation performed between mine and mill	Kinetic Separation performed at the mine	Kinetic Separation performed at the mill	Totals
Price in line with independent analysts	21.0%	3.5%	10.5%	35.0%
Lower trajectory of growth than forecasted by independent analysts	12.0%	2.0%	6.0%	20.0%
Price of uranium is flat at $33.50 per pound	3.0%	0.5%	1.5%	5.0%
Price of uranium exceeds analyst projections	24.0%	4.0%	12.0%	40.0%
Totals	60.0%	10.0%	30.0%	100.0%

The key estimates that went into the cash flow models were as follows:

Uranium price – in accordance with ASC 930-360-35-2, the Company received price forecasts from independent analysts. Using published sources, mostly sell-side brokerage analyst research reports, the Company was able to locate uranium price forecasts from ten different sources, and used the median of those prices to drive the model. As shown in the scenarios above, the Company also considered scenarios in which the price forecasts are too high or too low, as well as a scenario in which the price remains at its December 31, 2020 price of $33.50 per pound.

Cost factors: variable costs – the Company’s management team provided estimates of the costs per ton for mining, hauling (transportation), milling, and Kinetic Separation. These were based largely on management’s estimates and the previous toll milling agreement with the White Mesa uranium mill as well as management’s knowledge of historical costs. These costs are built into the recoverability test model on a per-ton (of ore) basis and change based on the amount of tons of ore mined in a given year.

Cost factors: fixed annual costs – these include salaried mining personnel (engineer, supervisor), infrastructure costs, and financing costs for production/inventory. The Company has investigated these costs in anticipation of a near term entry into production and believes the estimates it has developed are reasonable. The mining supervisor, mining engineer, infrastructure costs were estimated by the Company’s management. The mill start/shut costs were derived as a proportion of WUC ore processing over White Mesa minimum mill run size and based upon management’s knowledge of the those costs on a historical basis. The production/inventory was based on the assumption that kinetically separated ore would be processed once per year with the payment of a premium and non-kinetically separated ore processed when 40,000 tons accumulated, per the previous toll milling agreement, which based upon initial production levels would be every 8 months. A financing rate of 10% was assumed over the stockpiling period.

Office of Energy and Transportation

September 17, 2021

Cost factors: one-time/startup costs – these include those costs which are only incurred in preparation for initial production and in preparation for additional phases of production. These costs include purchasing trucks, building additional Kinetic Separation machines, and developing the mines. These costs are largely Company budget estimates. The trucks are not specialized; they are simply pick-up trucks which could be purchased at a dealership for both the mine engineer and supervisor. The cost of a Kinetic Separation machine new build was based upon an estimate from a fabricator that a Kinetic Separation machine could be built for $350,000 by having components fabricated by subcontractors and assembling them in-house. There would be an additional $150,000 per unit cost for the addition of a back-end recovery unit for each Kinetic Separation machine. Therefore, as currently contemplated the total cost of a Kinetic Separation unit would be $500,000.

Production and timing to production – The recoverability model is built to include four phases:

Phase 0 – no mining occurring [2021 to 2023]

Phase 1 – mining followed by ore processing with two Kinetic Separation machines (anticipated yield 237,500 lbs. of uranium and 1,000,000 lbs. of vanadium per year)

Phase 2 – mining followed by ore processing with four Kinetic Separation machines (anticipated yield of 475,000 lbs. of uranium and 2,000,000 lbs. of vanadium per year)

Phase 3 – mining followed by ore processing with six Kinetic Separation machines (anticipated yield of 712,500 lbs. of uranium and 3,000,000 lbs. of vanadium per year)

All of these phases are assuming the Company only mines at the Sunday Mine Complex. The anticipated yield is within the capacity of the Sunday Complex with its existing infrastructure. In the future, the Company could additionally begin mining at any of its other mines, which would only increase net cash flows. Additionally, because it will take the Company an additional period to complete Kinetic Separation licensing requirements, the Company has conservatively pushed back Phase 1 to beginning in 2024. Given the many positive macro factors, multiple analysts are projecting a repricing of uranium in the 2022/2023 timeframe, thus the Company anticipates re-starting mining without using Kinetic Separation in 2022 or 2023, but has excluded this in the model, as both the timing and scale of operations is unknown for this short-term event. The Company also believes this approach of not including the aforementioned scenario represents a conservative approach in the Impairment Model without cash flows in near-term years.

Office of Energy and Transportation

September 17, 2021

The results of the undiscounted cash flow analysis were as follows:

	(a)	(b)	(c) = (b) - (a)	(d)	(a) x (d)	(c) x (d)
	Mining without benefit of Kinetic Separation	Mining with Kinetic Separation	Kinetic Separation	Probability	Mining	Kinetic Separation
Scenario A - Kinetic Separation performed at mine using mobile mill, uranium pricing in accordance with analyst reports	$178,277,924	$383,437,257	$205,159,333	3.50%	$6,239,727	$7,180,577
Scenario B - Kinetic Separation performed at mill, uranium pricing in accordance with analyst reports	178,277,924	347,937,257	169,659,333	10.50%	18,719,182	17,814,230
Scenario C - Ablation performed between mill and mine, uranium pricing in accordance with analyst reports	178,277,924	327,887,257	149,609,333	21.00%	37,438,364	31,417,960
Scenario A1 - Kinetic Separation performed at mine using mobile mill, lower trajectory of price growth for uranium	86,067,399	300,447,785	214,380,385	2.00%	1,721,348	4,287,608
Scenario B1 - Kinetic Separation performed at mill, lower trajectory of price growth for uranium	86,067,399	264,947,785	178,880,385	6.00%	5,164,044	10,732,823
Scenario C1 - Ablation performed between mill and mine, lower trajectory of price growth for uranium	86,067,399	244,897,785	158,830,385	12.00%	10,328,088	19,059,646
Scenario A2 - Kinetic Separation performed at mine using mobile mill, uranium prices flat	(14,845,417)	209,626,250	224,471,667	0.50%	(74,227)	1,122,358
Scenario B2 - Kinetic Separation performed at mill, uranium prices flat	(14,845,417)	174,126,250	188,971,667	1.50%	(222,681)	2,834,575
Scenario C2 - Ablation performed between mill and mine, uranium prices flat at $25/pound	(14,845,417)	154,076,250	168,921,667	3.00%	(445,363)	5,067,650
Scenario A3 – Kinetic Separation performed at mine using mobile mill, uranium prices above analyst global uranium projections	232,916,416	432,611,900	199,695,484	4.00%	9,316,657	7,987,819
Scenario B3 – Kinetic Separation performed at mill, uranium prices above analyst global uranium projections	232,916,416	432,611,900	199,695,484	12.00%	27,949,970	23,963,458
Scenario C3 - Ablation performed between mill and mine, uranium prices above analyst global uranium projections	232,916,416	377,061,900	144,145,484	24.00%	55,899,940	34,594,916

Weighted average undiscounted net cash inflow (outflow)				100.00%	$172,035,049	$166,063,620

Carrying value					$11,681,720	$9,488,051
Is impairment indicated?					NO	NO

In the scenarios evaluated above, the Company solely produced ore from the Sunday Mine Complex, as this is where the Company intends to begin production because this group of mines are low cost, previously producing, permitted, and developed. The Sunday Mine Complex has resumed mining activities in July 2021, subsequent to the 2019/2020 project which was suspended due to COVID-19. The project will encompass development drilling, development mining, and ore production. This undertaking is to enhance the value of the Sunday Mine Complex by further differentiating the facility among the very few mines in North America that can be put into full-scale production with minimal capital expenditures and lag time.

Office of Energy and Transportation

September 17, 2021

Given that no impairment is indicated for either the mining assets or the Kinetic Separation as a part of the recoverability test, no fair value test is required.

b.	Also submit a schedule showing your initial attribution of the purchase price to the mineral interests acquired, identify subsequent changes to those interests, and explain why the subsequent loss or relinquishment of interests would not have precipitated an adjustment to the carrying amount of the mineral properties.

The Company respectfully advises the Staff that the initial attribution of the purchase price to the asset and liabilities acquired in the Black Range acquisition in September 2015 was as follows:

Cash	$4,190
Prepaid permit and other costs	19,296
Mineral properties	10,100,000
Ablation intellectual property	9,488,051
Land, buildings and improvements	1,125,000
Restricted cash	382,362
Accounts payable and accrued liabilities	(396,145)
Mortgage payable	(1,051,000)
Credit Facility	(363,074)
Deferred exercise price payable	(500,000)
Deferred tax liability	(4,063,330)
Reclamation liability	(75,683)
Total	$14,669,667

The Company considered the mining assets purchased to be a single asset group and did not allocate the purchase price across the individual mines purchased. When acquiring another company, all of the target’s assets are acquired and subsequently the acquirer will determine which mineral properties to retain. Notably, in this acquisition many of the agreements were priced during a time of higher uranium prices, and thus when back-ended payments were due the agreements were no longer economic. Also, subsequent to choosing among the property parcels, the Company currently has retained greater than 50% of the Hanson Taylor Complex uranium resources acquired. The undeveloped and unpermitted mining assets that were relinquished due to their high relative costs, short contractual lives, or limited value-added to the total portfolio in favor of focusing on near-term previously producing developed resources. If the initial purchase price was allocated to the individual mines, the mines that were relinquished would likely have been allocated a de minimis value. Additionally, several of the non-core non-uranium assets, Wyoming’s Ferris Haggerty Copper Project and Alaska’s Jonesville Coal mine, were in different stages of reclamation were unsalable and had negative values at the time of acquisition; both have also been relinquished.

The Company respectfully advises the Staff that the below are relinquishments of the Hanson Taylor Complex uranium mineral properties, in which the Company has subsequently avoided expenditures of over $10.6 million for those mining assets:

Hanson Taylor Complex - Relinquishment of Uranium Mineral Interests

	Contract	U3O8 Spot @	Expiration (1)	U3O8 Spot @	Mineral Interest		Expenditure
Uranium Mineral Interests	Date	Contract Date	Date	Expiration Date	Expenditures		Frequency
High Park - Colorado State Lease	NA	NA	Jul-16	NA		$14,770	Annual
Taylor Parcels - Mining Agreement	Nov-06	$63	Nov-16	$18		$100,000	Annual Minimum
Boyer Parcels - Mining Agreement	Feb-07	$85	Feb-17	$25		$28,812	Annual Minimum
STB Minerals - Option Agreement	Feb-11	$69	Feb-17	$25	cash:	$2,500,000	Option Exercise
					shares:	$7,500,000

(1)	Contractual Expiration before any extensions

c.	Provide a similar analysis of value ascribed to the technology license if there have been changes in the status of the patent and patent applications or subsequent findings or changes in circumstances that would diminish the utility of the processes or technology covered by the agreement.

Office of Energy and Transportation

September 17, 2021

The above presented analysis values the mining assets and Kinetic Separation side-by-side.

The Company respectfully advises the Staff that the purchase price allocation is shown above. There have been no changes in status of the patent and no subsequent findings or changes in circumstance that would diminish the utility of the processes or technology covered by the agreement.

3.	Please expand your disclosure to identify the salient provisions of the intellectual property license agreement, including its term and the duration and current status of the patent and two patent applications covered by the license, also to explain how the license is relevant to your business plan of operations, including any specific property interests to which processes or technology covered by the license are in use or being applied.

The Company proposes to address this comment by amending the 10-K to insert the following paragraphs at the end of Note 4 to the financial statements:

Kinetic Separation Intellectual Property

The Kinetic Separation Intellectual Property was acquired in Western’s acquisition of Black Range Minerals on September 16, 2015. Previously Black Range acquired its Kinetic Separation assets in the dissolution of a joint venture on March 17, 2015, through the acquisition of all the assets of the joint venture and received a 25 year license to utilize all of the patented and unpatented technology owned by the joint venture. The technology license agreement for patents and unpatented technology became effective as of March 17, 2015, for a period of 25 years, until March 16, 2040. There are no remaining license fee obligations and there are no future royalties due under the agreement. The Company has the right to sub-license the technology to third parties. The Company may not sell or assign the Kinetic Separation license; however, the license could be transferred in the case of a sale of the Company. The Company has developed improvements to Kinetic Separation during the term of the license agreement and retains ownership of, and may obtain patent protection on, any such improvements developed by the Company.

The Kinetic Separation patent was filed on September 13, 2012 and granted on February 14, 2014 by the United States Patent Office. The patent is effective for a period of 20 years until September 13, 2032. This patent is supported by two provisional patent applications. The provisional patent applications expired after one year, but were incorporated in the U.S. Patent by reference and claimed benefit prior to their expirations. The status of the patent and two provisional patent applications has not changed subsequent to the 2014 patent grant. The Company has the continued right to use any patented portion of the Kinetic Separation technology that enters the public domain subsequent to the patent expiration.

The Company anticipates Kinetic Separation will improve the efficiency of the mining and processing of the sandstone-hosted ore from Western’s conventional mines. The separation of 85%-90% of the waste from the mineral bearing-ore will reduce transportation, mill processing, and mill tailings costs. Kinetic Separation is not currently in use or being applied at any Company mines. The Company views Kinetic Separation as a cost saving technology, which it will seek to incorporate into ore production subsequent to commencing scaled production levels. There are also alternative applications, which the Company has explored. For regulatory status, please see the Kinetic Separation Licensing in the Recent Developments section.

Given the contractual term of the license, also tell us why you would not amortize the intangible asset to comply with FASB ASC 350-30-35-6.

According to ASC 350-30-35-6, intangible assets are amortized over their useful life. According to ASC 350-30-35-2, the “useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” As of December 31, 2020, the Kinetic Separation had not been placed into service and was not contributing directly or indirectly to the future cash flows of the Company. The Company will begin amortizing the Kinetic Separation on the date it is placed into service.

Office of Energy and Transportation

September 17, 2021

Financial Statements

Note 7 - Commitments and Contingencies, page F-18

4.	We understand that due to a lack of production you have been unable to fulfill your obligations under the five-year uranium concentrates supply agreement, and have recently paid a third party to assume your obligations for 2021, and have agreed to pay a third party the market price for the uranium needed to fulfill your obligation in 2022.

Please expand your disclosure to specify the price that you have contracted to receive under the agreement with the utility or to describe the manner by which it is calculated if dependent upon future variables. Please also quantify, in your recent interim reports, any differential between the price that you expect to receive compared to the price that you expect to pay in 2022, and tell us how you decided that fair value accounting for the contract or recognition of loss was not required, if this is your view.

The Company acknowledges the Staff’s comment and has provided a discussion below to both clarify and support the way that the Company accounted for and disclosed the Company’s commitment in regard to its five-year uranium concentrates supply agreement. To provide clarity, the Company has separated the Staff’s comment into its components.

a.	We understand that due to a lack of production you have been unable to fulfill your obligations under the five-year uranium concentrates supply agreement, and have recently paid a third party to assume your obligations for 2021

While it is correct that to date the Company has not produced uranium concentrate to sell to the utility under the five-year uranium concentrates supply agreement, that does not mean that the Company did not fulfill its obligations under this agreement. The agreement with this utility allows the Company to arrange delivery by means of a third party supplier. When the Company provides delivery by means of a third party supplier, the third party supplier steps into the Company’s shoes and takes on all counterparty risk.

For the first two contracted deliveries (in 2018 and 2019), the Company fulfilled its obligations to the utility by means of a third party supplier. Given that the contracted price the utility pays is referenced to the market spot price, the Company was able to have a third party supplier fulfill the deliveries in historically normal markets without any additional cost of delivery. In 2020, the utility did not need the Company to perform the delivery due to market conditions, so the Company and the utility mutually agreed to cancel any obligations under the agreement for 2020.

In 2021, due to a market pricing anomaly resulting from North America’s largest uranium miner paying a premium delivery price under its Spot Purchase Program to entice deliveries to its conversion facility after reducing production and COVID-19 induced mine closures, the Company paid a third party a slight premium ($78,000 in the aggregate) to fulfill the 2021 delivery.

b.	and have agreed to pay a third party the market price for the uranium needed to fulfill your obligation in 2022.

The Company respectfully advises the Staff that the Company has not entered into any such agreement to have a third party fulfill its obligations to the utility in 2022 under the five-year uranium concentrates supply agreement.

c.	Please expand your disclosure to specify the price that you have contracted to receive under the agreement with the utility or to describe the manner by which it is calculated if dependent upon future variables. Please also quantify, in your recent interim reports, any differential between the price that you expect to receive compared to the price that you expect to pay in 2022.

The Company respectfully advises the Staff that it believes the price to be received under the agreement and the price we expect to pay are not required to be disclosed under ASC 606-10-50. The Company believes that the level of detail that has already been disclosed is sufficient to satisfy the disclosure objective. As discussed above, the revenue under the supply agreement is referenced against the market spot price. As such, if the Company decided to fulfill its agreement by means of a third party, it would not expect to recognize a loss on the contract, based upon current market conditions, and the Company expects that there would be no difference between the price received and the price paid.

Office of Energy and Transportation

September 17, 2021

d.	and tell us how you decided that fair value accounting for the contract or recognition of loss was not required, if this is your view.

The Company respectfully advises the Staff that contracts under ASC 606 Revenue from Contracts with Customers are exempt from fair value accounting under ASC 820-10-15-2(d) Fair Value Measurement. Further, the Company evaluated whether the contract would be under the scope of ASC 815 Derivatives and Hedging. The Company has taken the position that this contract would not be in the scope of ASC 815 Derivatives and Hedging as the contract is a “normal purchase and normal sale” under ASC 815-10-15-13(b).

Furthermore, the Company does not expect to recognize a loss under the 2022 delivery. The Company has entered into a commitment to purchase 125,000 pounds of uranium concentrate at a fixed price. Should the Company decide to fulfill the 2022 delivery instead of utilizing a third party, it would be able to utilize the uranium inventory purchased in that separate transaction. The fixed price is lower than the expected price the Company would receive from the utility in 2022. As such, if the Company were to utilize this uranium to fulfill its obligation, the Company would expect to receive a profit from this transaction. If, instead, the Company elected to fulfill the delivery by means of a third party, it could do so at no incremental cost to the Company. The unique price anomaly that existed in 2021 from North America’s largest uranium miner offering a premium delivery price under its Spot Purchase Program to entice deliveries away from the U.S. conversion facility to its owned Canadian conversion facility is no longer skewing market prices; as a result parity has returned between the U.S. and Canadian conversion facilities.

Closing

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We hope the above responses are acceptable to the Staff. Thank you for your consideration. If you have any questions, please contact the undersigned at (908) 872-7686.

Sincerely,

/s/ Robert Klein
Robert Klein
Chief Financial Officer